September 28, 2004

Mr. William Baker
President
IQue Intellectual Properties, Inc.
f/k/a Masterlinks Communications, Inc.
410 N. Bear Creek Rd.
Marshall, NC 28753

Re:     Proposed Purchase of Stock of IQue Intellectual Properties, Inc.

Dear Mr. Baker:

         This letter will confirm the various discussions that we have had with you relative to the proposed purchase by IQue Intellectual Properties, Inc., a Nevada corporation ("IQUE") of all of the issued and outstanding equity interests of Safeguard Security Holdings, Inc., a Nevada corporation ("Safeguard"). The objective of our discussions has been the execution and consummation, as soon as practical, of a formal purchase agreement of a tax free exchange between IQUE and the holders of all of the equity interests in Safeguard (the "Purchase Agreement") which, among other things, would provide for the following various matters:

(1) In the proposed transaction, the Buyer will be IQUE, or a new wholly owned subsidiary of IQUE to be organized and properly financed for the purpose of such acquisition, and the Sellers will be the holders of equity interests of Safeguard.

(2) By its purchase of the equity interests of Safeguard, IQUE will also be acquiring all of the outstanding equity interests that are owned by Safeguard. Safeguard and all of such interests are hereinafter referred to collectively as "Safeguard." It is, of course, understood that Safeguard's professional fees, other than as set forth below, shall be paid by the Safeguard and IQUE's professional fees shall be paid by IQUE.

(3) There are no options, warrants, preferred shares or other convertible securities outstanding. There are presently 89,553,110 shares of IQUE Common Stock issued and outstanding (the "Common Stock"). William Baker and Ashley L. Huey, Jr. presently own of record an aggregate of 65,441,746 shares of Common Stock of which 65,000,000 of these shares will be delivered for cancellation. Russell Stinehour has 2,000,000 shares that will be delivered for cancellation. The remaining 22,553,110 shares of Common Stock will be reduced to approximately 959,707 shares of Common Stock through a 23.5 shares to 1 share reverse split.

(4) The present holders of all of the equity of Safeguard will be issued, on a post split basis, 7,300,000 shares of Common Stock, 400,000 shares of Convertible Preferred Stock with a 10% Cumulative Dividend, convertible into 4,000,000 shares of Common Stock, and warrants to purchase 3,700,000 shares of Common Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock. 1,000,000 Common Stock Purchase Warrants are exercisable at $1.25 per share, 1,250,000 Common Stock Purchase Warrants are exercisable at $2.00 per share, 1,450,000 Common Stock Purchase Warrants are exercisable at $3.00 per share,

(5)      Upon closing, IQUE will have neither assets nor liabilities.

(6) Upon the execution by IQUE and return to us of this Letter of Intent, counsel shall prepare and the parties shall execute, a formal Purchase Agreement containing provisions in accord with the foregoing, together with such additional terms and conditions as shall be mutually determined which will include but not be limited to terms of indemnification, release agreement, and mutual separation agreement. The Purchase Agreement shall be subject, in all respects, to the approval of all parties thereto. The Purchase Agreement shall specify the Closing Date, (which shall not be later than November 15), and shall contain the normal and usual Representation and Warranties.

(7) The Purchase Agreement shall also provide that, pending the Closing Date, IQUE and its representatives shall have, reasonable access to Safeguard's premises and to the books and records of Safeguard, and that Safeguard shall furnish to IQUE and its representatives such financial and operating data, and such other information with respect to the business and properties of Safeguard, as IQUE shall, from time to time, reasonably request. In connection therewith, IQUE and its representatives shall not contact or communicate with Safeguard's vendors, its customers, vendors and other persons having business dealings with Safeguard without consent of Safeguards management. It is, of course, understood that all such access, investigations, contacts, etc. to be conducted by IQUE and its representatives shall be conducted in such manner as not to interfere with the normal conduct of Safeguard's business; and further, that if Purchase Agreement shall not be consummated for any reason whatsoever, IQUE shall keep confidential any information (unless ascertainable from public or published information or trade sources) obtained from Safeguard (or such vendors, customers, manufacturers, and other persons) concerning Safeguard's operations and business.

(8) Conversely, the Purchase Agreement shall also provide that, pending the Closing Date, Safeguard and its representatives shall have reasonable access to IQUE's premises and to the books and records of IQUE, and that IQUE and shall furnish to Safeguard and its representatives such financial and operating data, and such other information with respect to the business and properties of IQUE, as Safeguard shall, from time to time, reasonably request. In connection therewith, Safeguard and its representatives shall be privileged to contact and communicate with IQUE's vendors, its customers, vendors and other persons having business dealings with IQUE. It is, of course, understood that all such access, investigations, contacts, etc. to be conducted by Safeguard and its representatives shall be conducted in such manner as not to interfere with the normal conduct of IQUE's business; and further, that if Purchase Agreement shall not be consummated for any reason whatsoever, Safeguard shall keep confidential any information (unless ascertainable from public or published information or trade sources) obtained from IQUE (or such vendors, customers, manufacturers, and other persons) concerning IQUE's operations and business.

(9) The current shareholders of Safeguard will have a right to appoint five members to the Board of Directors and request the resignation of any Directors previously elected by IQUE. Safeguard's five member Board of Directors will name all the officers of the Corporation.

As stated above, the Closing Date of the Purchase Agreement is expected to be as soon as possible. In consideration for the substantial expenditures of time, effort, and expense to be undertaken by IQUE in connection with the preparation and execution of the Purchase Agreement, and the various investigations and review contemplated herein, Safeguard undertakes and agrees (a) that Safeguard shall not, between the date of the execution by you of this Letter of Intent and the Closing Date, enter into or conduct any discussions with any other prospective purchaser of the stock or assets of Safeguard, and (b) that Safeguard shall use its best efforts to preserve intact its business organization and the good will of its customers, suppliers, and others having business relations with it.

IQUE considers that time is of the essence in consummating the proposed transaction. Accordingly, we have instructed our representatives to work with your representatives promptly after your execution of this Letter of Intent, to prepare the Purchase Agreement, which shall contain provisions in accord with the foregoing. It is, of course, understood (a) that this letter is intended to be, and shall be construed only as, a Letter of Intent summarizing and evidencing the discussions between IQUE and Safeguard to the date hereof and not as an offer to purchase the stock or assets of Safeguard or an agreement with respect thereto, and (b) that the respective rights and obligations of Safeguard and IQUE remain to be defined in the Purchase Agreement, into which this Letter of Intent and all prior discussions shall merge.

Furthermore, we acknowledge that our counsel, Robert A. Forrester, has been engaged by us to assist us and advise us in the preparation of the various documents and filings necessary to effect the consummation of the transactions contemplated hereby. We further understand and acknowledge that Mr. Forrester has rendered legal services either to agents or to affiliates of agents of IQUE or Safeguard and that he will continue to do so in connection with the transaction and filings contemplated hereby. By executing this letter, we hereby waive any conflict Mr. Forrester may have in rendering such counsel and legal services. Similarly, by executing this letter of intent, IQUE and Safeguard as well as affiliates of IQUE and Safeguard, including agents of IQUE and Safeguard and their affiliates, will thereby waive any conflict Mr. Forrester may have in connection with the transactions contemplated herein. Furthermore, we agree that Mr. Forrester's fees for rendering the legal services for the transactions contemplated herein will be paid by Safeguard.

If the foregoing meets with the approval of yourself and the others holding equity interests in Safeguard, kindly so signify by signing and returning the enclosed duplicate copy of the letter, whereupon this letter shall constitute of Letter of Intent between he parties in accordance with the terms and provisions set forth above.

We shall look forward to receiving your prompt advice.


Very truly yours,

Safeguard Security Holdings, Inc.



By: /s/ Jack Heard
    --------------
Jack Heard, President

Confirmed:  September 28, 2004



By: /s/ William Baker
    ------------------
William Baker, President